FOR IMMEDIATE RELEASE

Contacts:
Investor Contact: Vivian Chen 7 Days Group Holdings Limited +86 (20) 8922-5858	Investor Relations (US): Mahmoud Siddig Taylor Rafferty +1 (212) 889-4350
Investor Relations (HK): Ruby Yim Taylor Rafferty +852 3196 3712	Media Contact: Jason Marshall Taylor Rafferty +1 (212) 889-4350

7 DAYS GROUP HOLDINGS LIMITED SCHEDULES
2010 SECOND QUARTER EARNINGS RELEASE
ON AUGUST 11, 2010

Earnings Conference Call to be held on August 11, 2010
at 9:00 pm (US Eastern Time) / 6:00 pm (US Pacific Time) / 9:00 am (HK / Beijing Time) on August 12, 2010

GUANGZHOU, PRC — July 23, 2010 — 7 Days Group Holdings Limited (NYSE: SVN) (“7 Days” or the “Company”), a leading economy hotel chain based in China, announced today that it will release unaudited financial results for the second quarter ended June 30, 2010 on Wednesday, August 11, 2010.

The earnings release will be available on the investor relations page of the Company’s website at http://en.7daysinn.cn/ .

Following the release of the earnings announcement, 7 Days’ senior management will host a conference call at 9:00 pm (US Eastern) / 6:00 pm (US Pacific) on Wednesday, August 11, 2010, which is 9:00 am (HK / Beijing Time) on Thursday, August 12 to discuss its 2010 second quarter financial results and recent business activity.

The conference call may be accessed by calling +1 866 519 4004 (for callers in the US), +800 819 0121 (for callers in China), + 400 620 8038 (for mobile callers in China), +852 2475 0994 (for callers in Hong Kong) or +1 718 354 1231 (for callers outside of the US, Hong Kong and China) and stating Conference ID number 90008280 or pass code 7Days.  Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available by calling +1 866 214 5335 (for callers outside Hong Kong and China) or +1080 0714 0386 (for callers in Northern China) and +1080 0140 0386 (for callers in Southern China) or +800 901 596 (for callers in Hong Kong) entering Conference ID number 90008280.

A live webcast of the conference call and recording of the conference call will be available on the investor relations page of 7 Days’ website at http://en.7daysinn.cn/.

About 7 Days Group Holdings Limited
7 Days Group is a leading and fast growing national economy hotel chain based in China. It converts and operates limited service economy hotels across major metropolitan areas in China under its award-winning “7 Days Inn” brand.  The Company strives to offer consistent and high-quality accommodations and services primarily to the growing population of value-conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging, and to respond to its guests’ needs.

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